UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*
Endeavour International Corporation
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
29259G200
(CUSIP Number)
December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]       Rule 13d-1(b)
[X]       Rule 13d-1(c)
[   ]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29259G200

1.	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)	Smedvig Funds plc (F/k/A Smedvig QIF Plc)
2.	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization	Ireland
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	8,103,482
		6.	Shared Voting Power	0
		7.	Sole Dispositive Power	8,103,482
		8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		8,103,482
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares		[ ]
11.	Percent of Class Represented by Amount in Row (9)		13.63%
12.	Type of Reporting Person		OO

CUSIP NO. 29259G200

1.	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)	Smedvig Asset Allocation AS
2.	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization	Norway
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	8,103,482
		6.	Shared Voting Power	0
		7.	Sole Dispositive Power	8,103,482
		8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		8,103,482
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares		[ ]
11.	Percent of Class Represented by Amount in Row (9)		13.63% (See Item 4 of Schedule 13G)
12.	Type of Reporting Person		OO

CUSIP NO. 29259G200

1.	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)	John Thore Olsen
2.	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization	Norway
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	8,103,482
		6.	Shared Voting Power	0
		7.	Sole Dispositive Power	8,103,482
		8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		8,103,482
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares		[ ]
11.	Percent of Class Represented by Amount in Row (9)		13.63% (See Item 4 of Schedule 13G)
12.	Type of Reporting Person		IN

CUSIP NO. 29259G200
Schedule 13G

Item 1(a).     Name of Issuer:

Endeavour International Corporation (the “Issuer”)

Item 1(b).    Address of Issuer’s Principal Executive Offices:

811 Main Street, Suite 2100, Houston, TX 77002

Item 2(a).     Name of Persons Filing:

       This Statement is filed on behalf of each of:

Smedvig Funds Plc ("SF")
Smedvig Asset Allocation AS (“SAA”)
John Thore Olsen (“JTO”)

       SF is a self-managed fund under AIFMD.  SAA is the investment manager for SF and is regulated by the Norwegian FSA.  JTO serves as the Chief Executive Officer and Chief Investment Officer of SAA.

       SF, SAA, and JTO are referred to herein collectively as the “Reporting Persons.”

       An agreement among the Reporting Persons that this statement be filed on behalf of each of them is attached hereto as Exhibit 99.1.

Item 2(b).      Address of Principal Business Office:

SF:	40 Upper Mount Street, Dublin 2, Ireland
SAA:	Løkkeveien 103, PO Box 900, 4004 Stavanger, Norway
JTO:	Dynjarvegen 20, 4352 Kleppe, Norway

Item 2(c).     Citizenship:

The response of the Reporting Persons to Row 4 in each of their respective cover pages are incorporated herein by reference.

Item 2(d).    Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).    CUSIP Number:

292590200

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	[ ]	A non-U.S. institution in accordance with §240.13d-1 (b )(I )(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
Not Applicable

CUSIP NO. 29259G200

Item 4.	Ownership.

(a)-(c)    The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages are incorporated herein by reference.

As of December 31,2014, SF and, by reason of SAA being SF's investment manager and JTO serving as its chief investment officer, SAA and JTO as well, had sole beneficial ownership of an aggregate of 8,103,482 shares of Common Stock, composed of (x) 5,215,910 shares of Common Stock issuable upon the conversion of the Guaranteed Convertible Bonds due 2016 (the “Bonds”), (y) 1,234,278 shares of Common Stock issuable upon the exercise of warrants (the “Warrants”), and (z) 1,653,294 shares of outstanding Common Stock.  As of such date, such aggregate amount of shares beneficially owned represented approximately 13.63% of the shares of Common Stock outstanding, determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act (based on the number of shares outstanding as of November 5, 2014, as reported in the Issuer's Quarterly Report on Form 10-Q filed November 11, 2014, (53,000,000 shares) plus the shares issuable to SF upon conversion of the Bonds and exercise of the Warrants as set forth above).

The Bonds were issued by Endeavour Energy Luxembourg sarl (“LuxCo”), and are guaranteed by LuxCo's parent, the Issuer (also, the “Guarantor”), and are convertible into shares of Common Stock of the Issuer.

The Bonds bear interest at a rate of 11.5% per annum which is capitalized quarterly on March 31, June 30, September 30 and December 31 of each year, commencing on March 31, 2008.  Beginning with the interest period commencing on March 31, 2014, the Bonds bear interest at the rate of 7.5% per annum.

At the option of the holders thereof, the Bonds may be converted at the principal amount thereof together with accrued interest capitalized to the conversion date into shares of Common Stock at the conversion price.  Such conversion right commences on the day falling one month after January 24, 2008 and expires 15 business days prior to January 24, 2016.  The number of shares of Common Stock which shall be delivered upon conversion per U.S.$ principal amount of the Bonds is determined by dividing the outstanding principal amount of the Bond (including capitalized interest) by the conversion price then in effect.

The initial conversion price for the Bonds was $2.36.  The initial conversion price is subject to adjustments, calculated by the Guarantor in the event of (a) dividends or other distributions to all holders of outstanding Common Stock, (b) stock splits and (c) issue of rights or warrants to all holders of outstanding Common Stock to subscribe for or purchase shares at a price less than the market price or the issue of Common Stock at a price below $2.36.  After the Issuer’s 1-for-7 reverse stock split on November 18, 2010, the as-adjusted initial conversion price became $16.52.

The Guarantor can convert the Bonds if less than 15% of the outstanding principal amount is outstanding.

Bondholders holding at least 25% of the Bonds have a put right on January 24, 2016, if the weighted average closing price for a share of Common Stock for the 30 day period ending two business days prior to such date is less than $2.36, which amount was adjusted to $16.52 after the Issuer's 1-for-7 reverse stock split on November 18, 2010.  LuxCo must redeem the Bonds at their outstanding principal amount (which includes the capitalized interest).  If holders of the Bonds do not exercise such put right, then the conversion price will be reset to the market price for a share of Common Stock if it is lower than the conversion price on such date.

Each holder of a Bond has a put right upon a change of control and LuxCo is required to redeem the Bonds at a Change of Control Redemption Price, which is the greater of (a) number of shares that bondholder would have received if it had exercised its conversion rights multiplied by the price of the Common Stock tendered in the change of control and (b) an amount equal to the greater of:  (i) 115% of the outstanding principal amount (including capitalized interest) and (ii) an amount sufficient to generate a 15% pre-tax annual IRR on such Bonds.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of a Group.

Not Applicable.

Item 10.	Certification.

(c)           By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 29259G200
Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 17, 2015

SMEDVIG FUNDS PLC
By:	/s/ John Thore Olsen
Name: John Thore Olsen Title: Chief Executive Officer and Chief Investment Officer of Smedvig Asset Allocation AS as Investment Manager of Smedvig QIF Pic
SMEDVIG ASSET ALLOCATION AS
By:	/s/ John Thore Olsen
Name: John Thore Olsen Title: Chief Executive Officer and Chief Investment Officer
/s/ John Thore Olsen
John Thore Olsen

CUSIP NO. 29259G200
EXHIBIT INDEX

Exhibit	Description
Exhibit A	Joint Filing Agreement

CUSIP NO. 29259G200

Exhibit A

JOINT FILING AGREEMENT

Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13G/A to which this Agreement is attached as an Exhibit, and any amendments thereto, is and will be filed with the Securities and Exchange Commission jointly on behalf of each of them.

Dated:  February 17, 2015

SMEDVIG FUNDS PLC
By:	/s/ John Thore Olsen
Name: John Thore Olsen Title: Chief Executive Officer and Chief Investment Officer of Smedvig Asset Allocation AS as Investment Manager of Smedvig QIF Pic
SMEDVIG ASSET ALLOCATION AS
By:	/s/ John Thore Olsen
Name: John Thore Olsen Title: Chief Executive Officer and Chief Investment Officer
/s/ John Thore Olsen
John Thore Olsen